Contact

www.linkedin.com/in/brgannon
(LinkedIn)

Top Skills

Acquisition Integration
Strategy Development
Product Strategy

Brian Gannon

Loop
San Francisco, California, United States

Summary

I am the co-founder and CEO of Loop - a private family network and home display that helps families stay connected.

Before founding Loop I worked at Geo, a video and imaging company. Geo was formed through the spinout of the Video Processing product line of Maxim Integrated where I served as a General Manager.

The Video Processing product line at Maxim was a 65 person organization of business, software, applications, and design with operations in Silicon Valley, UK, Bangalore, and Shanghai. The team was built through the acquisitions of Mobilygen, a video compression company and Trinity Convergence, a leader in multimedia software. I spearheaded the acquisitions and later ran the combined businesses. The business was focused on delivering voice, video and human interface solutions for consumer products.

Some exciting technologies we delivered include voice recognition, gesture recognition and Skype video conferencing for Smart TVs. Also, in 2011 we conceived and built the technology behind the first wifi "cloud" camera that allows you to monitor your home through a smartphone from a native app from anywhere in the world which has now become a massive market.

At Maxim, I launched over 20 products and built a $100M from scratch over 7 years.

I also led an investment in Pixtronix which used MEMS to create a new display technology. I served as a board observer before its acquisition by Qualcomm.

Prior to Maxim, I worked as a Management Consultant at The Boston Consulting Group (BCG) and received an MBA at MIT Sloan

School of Management. Before Sloan, I worked at Fujitsu and Enterasys designing ICs for networking and telecom equipment.

Experience

Loop (California Labs, Inc.)
Founder, CEO
June 2016 - Present (6 years 9 months)
San Francisco

The easiest way to stay connected with your family.   www.joinloop.com

Geo
General Manager of Consumer
December 2012 - September 2013 (10 months)
Santa Clara, CA

Spin-out of my Video Processing product line from Maxim Integrated. GM of Consumer Business Unit.

Maxim Integrated
8 years 6 months

General Manager
September 2008 - December 2012 (4 years 4 months)
Sunnyvale, CA

General Manager of Video Processing product line in the Human Interface business unit.

Product Manager
July 2004 - September 2008 (4 years 3 months)

Product Manager for Display Products line at Maxim.

The Boston Consulting Group
Management Consultant
2001 - 2003 (2 years)
Sydney, Australia

Advised clients in airlines, wine, mining and financial services.

Fujitsu
IC Designer
1995 - 1998 (3 years)

IC design engineer for networking and telecom equipment

Education

Massachusetts Institute of Technology

MBA, Focus on Entrepreneurship and Finance · (1999 - 2001)

University of Massachusetts, Amherst

Bachelor of Science (B.S.), Electrical Engineering · (1991 - 1995)

Stanford University

d.school Institute of Design, Design Thinking